UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MONARCH STAFFING, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

609180 10 4
 (CUSIP Number)

Keith Moore
30950 Rancho Viejo Rd. #120
San Juan Capistrano, CA  92675
 (949) 260-0150
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Monarch Bay Management Company, LLC

| 2 |	Check the Appropriate Box if a Member of a Group		(a) (b)	☐ ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

| 6 |	Citizenship or Place of Organization California

Number of Shares Beneficially	| 7 |	Sole Voting Power 2,500,000
Owned by
Each Reporting Person With	| 8 |	Shares Voting Power N/A

	| 9 |	Sole Dispositive Power 2,500,000

	| 10 |	Shared Dispositive Power N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

| 13 |	Percent of Class Represented by Amount in Row (11) 16.2%

| 14 |	Type of Reporting Person OO

| 1 |	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Monarch Bay Associates, LLC

| 2 |	Check the Appropriate Box if a Member of a Group		(a) (b)	☐ ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

| 6 |	Citizenship or Place of Organization California

Number of Shares Beneficially	| 7 |	Sole Voting Power 2,500,000
Owned by
Each Reporting Person With	| 8 |	Shares Voting Power N/A

	| 9 |	Sole Dispositive Power 2,500,000

	| 10 |	Shared Dispositive Power N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

| 13 |	Percent of Class Represented by Amount in Row (11) 16.2%

| 14 |	Type of Reporting Person OO

| 1 |	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Keith Moore

| 2 |	Check the Appropriate Box if a Member of a Group		(a) (b)	☐ ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

| 6 |	Citizenship or Place of Organization California

Number of Shares Beneficially	| 7 |	Sole Voting Power 4,141,667
Owned by
Each Reporting Person With	| 8 |	Shares Voting Power 5,000,000

	| 9 |	Sole Dispositive Power 4,141,667

	| 10 |	Shared Dispositive Power 5,000,000

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person 9,141,667

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

| 13 |	Percent of Class Represented by Amount in Row (11) 59.2%

| 14 |	Type of Reporting Person CO

| 1 |	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David Walters

| 2 |	Check the Appropriate Box if a Member of a Group		(a) (b)	☐ ☐

| 3 |	SEC Use Only

| 4 |	Source of Funds OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)			☐

| 6 |	Citizenship or Place of Organization United States

Number of Shares Beneficially	| 7 |	Sole Voting Power 4,141,667
Owned by
Each Reporting Person With	| 8 |	Shares Voting Power 5,000,000

	| 9 |	Sole Dispositive Power 4,141,667

	| 10 |	Shared Dispositive Power 5,000,000

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person 9,141,667

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

| 13 |	Percent of Class Represented by Amount in Row (11) 59.2%

| 14 |	Type of Reporting Person CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Monarch Staffing, Inc. (the “Company”).  The principal executive offices of the Company are located at 30950 Rancho Viejo Rd. #120, San Juan Capistrano, CA  92675.

Item 2. Identity and Background

This Statement on Schedule 13D is being filed by the following entities and individuals (collectively, the
"Reporting Persons"):

(a) Monarch Bay Management Company, LLC, a California limited liability company, having its principal office at 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.

(b) Monarch Bay Associates, LLC, a California limited liability company, having its principal office at 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.

(c) David Walters, an individual and a citizen of the United States of America.   Mr. Walters’s business address is 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.  Mr. Walters is a Managing Member of, and owns 50% of the ownership interests in, each of Monarch Bay Management Company, LLC, and Monarch Bay Associates, LLC.

(d) Keith Moore, an individual and a citizen of the United States of America.   Mr. Moore’s business address is 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.  Mr. Moore is a Managing Member of, and owns 50% of the ownership interests in, each of Monarch Bay Management Company, LLC, and Monarch Bay Associates, LLC.

During the last five years, no Reporting Person: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

On May 11, 2007, the Company issued 5,000 shares of its newly designated Series A Preferred Stock to each of Monarch Bay Management Company, LLC and Monarch Bay Associates, LLC as retainer payments under service agreements with the entities.

The terms of the Series A Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, the most significant of which are as follows:

Dividends.  Holders of shares of Series A Preferred Stock are entitled to receive cumulative dividends in an amount equal to $6.00 per share per annum.

Liquidation Preference.  The Series A Preferred Stock ranks senior to the Company’s Common Stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up of the Company.  The liquidation preference of the Series A Preferred Stock is $100 per share.

Redemption.  The Series A Preferred Stock is not redeemable.

Conversion.    Each holder of Series A Preferred Stock has the right to convert its shares of Series A Preferred Stock into a number of shares of Common Stock determined by dividing (i) the sum of liquidation preference of such share of Series A Preferred Stock, plus any accrued but unpaid dividend thereon, by (ii) a conversion price equal to (a) at any time prior to November 15, 2007, $0.20 and (b) from and after November 15, 2007,  the lower of (x) $0.20 or (y) 75% of the average of the three lowest intraday trading prices for the Common Stock on a principal market for the 20 trading days before but not including the conversion date.

The conversion price is proportionately increased or decreased in the event of a reverse stock split or forward stock split, respectively.  The conversion price is also adjusted in the event the Company effects a consolidation, merger or sale of substantially all its assets (which may also be treated as an event of default) or if the Company declares or makes any distribution of its assets (including cash) to holders of its Common Stock.

The Series A Preferred Stock contains a provision whereby no holder is able to convert any shares of Series A Preferred Stock into shares of the Company’s Common Stock, if such conversion would result in beneficial ownership by the holder and its affiliates of more than 4.99% of our then outstanding shares of Common Stock.  This provision has been waived by each of Monarch Bay Management Company, LLC and Monarch Bay Associates, LLC.

Voting Rights. In addition to any voting rights provided by law, each holder of Series A Preferred Stock has the right to vote on all matters before the common stockholders on an as-converted basis voting together with the common stockholders as a single class.

Protective Provisions.   So long as 50% of the issued Series A Preferred Stock are outstanding, the Company is not permitted to take any of the following corporate actions without first obtaining the approval of the majority holders of Series A Preferred Stock:

•
alter or change the rights, preferences or privileges of the Series A Preferred Stock , whether by merger, consolidation or otherwise, where such alteration or change would adversely affect the Series A Preferred Stock;

•	redeem, repurchase or pay dividends with respect to any shares of stock junior to the Series A Preferred Stock; or
•	authorize a voluntary dissolution, liquidation or winding up of the Company.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons acquired the securities of the Company in transactions which relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(c)	a material change in the present capitalization or dividend policy of the Company;

(d)	other material changes in the Company’s business or corporate structure;

(e)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons do not have any present plans or proposals which relate to or result in:

(f)	a reorganization involving the Company;

(g)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (f) through (i), above.

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 5 of this statement are incorporated herein by reference.

Monarch Bay Management Company, LLC own securities of the Company convertible into or exercisable for an aggregate of 2,500,000 shares of the Company’s Common Stock, representing 16.2% of the Company's outstanding Common Stock (assuming the conversion of the Company’s Series A Preferred Stock), based upon 10,060,078 shares of Common Stock outstanding (15,060,078 assuming the conversion of the Series A Preferred Stock) as disclosed by the Company in its Quarterly Report on Form 10-QSB filed on May 14, 2007.

Monarch Bay Associates, LLC own securities of the Company convertible into or exercisable for an aggregate of 2,500,000 shares of the Company’s Common Stock, representing 16.2% of the Company's outstanding Common Stock (assuming the conversion of the Company’s Series A Preferred Stock).

David Walters own securities of the Company convertible into or exercisable for an aggregate of 9,141,667 shares of the Company’s Common Stock (including 5 million shares with respect to which he shares dispositive power with Keith Moore), representing 59.2% of the Company's outstanding Common Stock (assuming the conversion of the Company’s Series A Preferred Stock).

Keith Moore own securities of the Company convertible into or exercisable for an aggregate of 9,141,667 shares of the Company’s Common Stock (including 5 million shares with respect to which he shares dispositive power with David Walters), representing 59.2% of the Company's outstanding Common Stock (assuming the conversion of the Company’s Series A Preferred Stock).

(c) The Reporting Persons acquired the common stock as a result of the transactions discussed in Item 3 above.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

    None.

Item 7. Material to be Filed as Exhibits

Exhibit 1(1)	Support Services Agreement between Monarch Staffing, Inc. and Monarch Bay Management Company, LLC
Exhibit 2(1)	Placement Agent and Advisory Services Agreement between Monarch Staffing, Inc. and Monarch Bay Associates, LLC
Exhibit 3(1)	Certificate of Designations for Series A Preferred Stock of Monarch Staffing, Inc.
Exhibit 4	Joint Filing Agreement dated May 14, 2007

(1)	Filed as an Exhibit to the Company’s Form 10-QSB filed with the Securities and Exchange Commission on May 13, 2007, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2007

MONARCH BAY MANAGEMENT COMPANY, LLC

By:	/s/ Keith Moore
Managing Member

MONARCH BAY ASSOCIATES, LLC

By:	/s/ Keith Moore
Manaing Member

KIETH MOORE

/s/ Keith Moore

DAVID WALTERS

/S/ David Walters

JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: June 20, 2007

MONARCH BAY MANAGEMENT COMPANY, LLC

By:	Keith Moore
Managing Member

MONARCH BAY ASSOCIATES, LLC

By:	Keith Moore
Managing Member

KEITH MOORE

/s/ Keith Moore

DAVID WALTERS

/s/ David Walters